Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Agrium Pension Committee
Agrium Inc.:
We consent to the incorporation by reference in the Registration Statement (No. 333-149666) on Form S-8 of Agrium Inc. of our report dated June 20, 2011 relating to the statements of net assets available for plan benefits of the Agrium Advanced Technologies 401(k) Savings Plan as of December 31, 2010 and 2009, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010, and the related supplemental schedules as of and for the year ended December 31, 2010, which appears in the December 31, 2010 Annual Report on Form 11-K of the Agrium Advanced Technologies 401(k) Savings Plan.
/s/ Eide Bailly LLP
Greenwood Village, Colorado
June 20, 2011